Mail Stop 3720

October 11, 2007

Mr. Hank Adorno
Vice Chairman
HSW International, Inc.
One Capital City Plaza
3350 Peachtree Road
Suite 1150
Atlanta, GA 30326

> **Re:** **HSW International, Inc.**
> **Item 4.01 Form 8-K**
> **Filed October 9, 2007**
> **File No. 001-33720**

Dear Mr. Adorno:

We have reviewed your filing and have the following comment.  Where indicated, we think you should revise your document in response to the comment.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comment or any other aspect of our review.  Feel free to call us at the telephone number listed at the end of this letter.

1.    Clarify in your disclosures if September 19, 2007 is the date of resignation of your former accountants. Also, we note your disclosures that there have been no disagreements with your former accountant, in connection with prior year audit, for the period from March 14, 2006 (date of inception) to December 31, 2006.  Please amend your filing to state, if true, that there have been no disagreements with your former accountant through the interim period from the date of the last audited financial

statements to September 19, 2007, the date of resignation.  See Item 304(a)(1)(iv) of Regulation  S-K.

\*   \*   \*   \*

As appropriate, please amend your filing and respond to the comment, via EDGAR, within five business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Andrew Mew, Senior Staff Accountant at (202) 551-3377.

Sincerely,


Robert S. Littlepage, Jr.
Accounting Branch Chief